UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

voxeljet AG

(Name of Issuer)

American Depositary Shares, each representing one-fifth of an ordinary share with a nominal value of €1.00 per share

(Title of Class of Securities)

92912L 107

(CUSIP Number)

Dr. Ingo Ederer

c/o voxeljet AG

Paul-Lenz Straße 1

86316 Friedberg, Germany

(49) 821 7483 100

Copy to:

David S. Rosenthal, Esq.

Berthold A. Hummel, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 92912L 107

1.	Names of Reporting Person Dr. Ingo Ederer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 578,715 ordinary shares, which, if deposited, would represent 2,893,575 American Depositary Shares (“ADSs”)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 578,715 ordinary shares, which, if deposited, would represent 2,893,575 ADSs

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,715 ordinary shares, which, if deposited, would represent 2,893,575 ADSs

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%*

14.	Type of Reporting Person (See Instructions) IN

*             Percentage of class calculation is based on 3,720,000 ordinary shares outstanding as of April 24, 2014, which, if deposited, would represent 18,600,000 ADSs.  This number reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 11, 2014, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-194843).

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 1, 2013 (“Schedule 13D”) relating to the American Depositary Shares (“ADSs”) of voxeljet AG, a stock corporation incorporated in the Federal Republic of Germany (the “Issuer”).  The address of the principal executive office of the Issuer is Paul-Lenz Straße 1b, 86316 Friedberg, Germany.  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following information:

On April 24, 2014, Dr. Ederer sold 33,930 of his ordinary shares, representing 169,650 ADSs, in connection with a follow-on offering of the Issuer’s ADSs (the “Follow-on Offering”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) Dr. Ederer beneficially owns 578,715 ordinary shares of the Issuer, which, if deposited with the depositary of the Issuer’s ADSs, would represent 2,893,575 ADSs.  The ordinary shares owned by Dr. Ederer equal approximately 15.6% of the Issuer’s ADSs.  Dr. Ederer has sole voting and dispositive power over all ordinary shares he beneficially owns.

The percentage of ADSs reported beneficially owned by Dr. Ederer is based on the Issuer having 3,720,000 ordinary shares outstanding as of April 24, 2014, which, if deposited with the depositary of the Issuer’s ADSs, would represent 18,600,000 ADSs.  The number of ordinary shares of the Issuer that are outstanding reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 11, 2014, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-194843).

(c) The following table details the transactions effected by Dr. Ederer in the past 60 days:

Date of Transaction	Sale or Purchase	Number of Shares or ADSs Sold or Purchased	Price Per Share or ADS	How Transaction was Effected
April 24, 2014	Sale	169,650 ADSs	$15.00 per ADS	Pursuant to the Underwriting Agreement relating to the Issuer’s Follow-on Offering

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DR. INGO EDERER
Dr. Ingo Ederer

Dated: April 25, 2014